STATEMENT OF FINANCIAL CONDITION

Leerink Partners LLC
December 31, 2017
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


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SEC FILE NUMBER
8-48535

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Leerink Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal Street, 37th Floor
(No. and Street)

Boston   MA   02110
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Joseph Gentile   212-277-6042
                                                         (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

2 International Place   Boston   MA   02110
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Gentile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leerink Partners LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN CHIODO
Notary Public, State of New York
No. 01CH6314151
Qualified in Westchester County
Commission Expires November 3, 2018

Joseph R. Gentile
Signature

Chief Administrative Officer
Title

Kathleen Chiodo
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report describing the Broker-Dealer's compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting thereon.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B

Leerink Partners LLC

Statement of Financial Condition

December 31, 2017

Contents



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110

Report of Independent Registered Public Accounting Firm

The Board of Managers and Members
Leerink Partners LLC
Boston, Massachusetts

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Leerink Partners LLC (the "Broker-Dealer") as of December 31, 2017. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2013.

February 26, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Leerink Partners LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$184,091,556
Receivable from and deposit with clearing broker	4,312,172
Receivable from clients, net of allowance for doubtful accounts of $117,382	12,486,238
Due from affiliate	31,676
Notes receivable from employees, net of accumulated amortization of $6,455,984	4,095,152
Marketable securities, at fair value	18,918,091
Non-marketable securities, at fair value	2,950,500
Prepaid expenses	3,496,399
Furniture and equipment, net of accumulated depreciation of $5,106,292	2,857,243
Goodwill	623,026
Other assets	2,976,441
Total assets	**$236,838,494**

Liabilities and members' equity

Liabilities:

Accrued compensation and employee benefits	$109,693,169
Accounts payable and accrued expenses	8,863,085
Payable to broker-dealers	13,131,167
Due to affiliate	56,303
Total liabilities	131,743,724
Commitments and contingencies (Note 9)	-
Members' equity	105,094,770
Total liabilities and members' equity	**$236,838,494**

The accompanying notes are an integral part of this financial statement.

Leerink Partners LLC
Notes to Statement of Financial Condition
December 31, 2017

1. Organization and Nature of Business

Leerink Partners LLC (the "Company") is an investment bank focused on providing companies with capital-raising services, financial advice on mergers and acquisitions, sales and trading services and research. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a majority-owned subsidiary of Leerink Holdings LLC ("Holdings"), which owns 99 percent of the Company and is the managing member of the Company. Leerink Special Holdings LLC ("Special Holdings") owns 1 percent of the Company.

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and as such introduces all customer transactions on a fully disclosed basis to an unrelated third-party clearing broker ("Pershing LLC"), which is also a registered broker-dealer.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could significantly differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash held at financial institutions and highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts on receivables from clients on a specific identification basis.

Securities

The Company measures its securities at fair value in accordance with *Fair Value Measurement* ("ASC 820"). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. It also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Financial assets and liabilities are classified as Level 1 if their value is observable in an active market for identical assets or liabilities.

Level 2: Financial assets and liabilities are classified as Level 2 if they are valued using quoted prices for identical instruments in markets that are not active, quoted prices of similar instruments, or for which all significant inputs, other than Level 1, are observable, either directly or indirectly.

Level 3: Financial assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are unobservable or supported by little or no market activity.

Marketable securities are carried at fair value based upon quoted market prices.

Non-marketable securities are recorded at fair value and consist of equity positions in private companies, some of which are in the early stages of development, and investments in hedge funds.

The fair value of the equity investments in private companies is determined by management after considering the available market information and its knowledge of the companies, which may include information provided by third parties familiar with such financial instruments. In all cases, the Company values its investments in non-marketable securities based upon reasonably available relevant information that it considers material. Because of the inherent uncertainty of any valuation in non-publicly traded funds or companies, the fair value ascribed to such investments may differ significantly from the values that would have been used had a ready market for the investments held by the Company been available.

The fair value of the investments in hedge funds is equal to the Company's pro rata interest in the net assets of each hedge fund, which is supplied by the hedge fund manager to the Company at least on a quarterly basis.

Valuation Methodologies

The following are types of financial instruments the Company held as of December 31, 2017 as well as their valuation methodologies:

Mutual funds and common stock of publicly-traded companies
Mutual funds and common stock of publicly-traded companies are valued based upon the reported net asset value or quoted market prices and are classified as Level 1 within the fair value hierarchy.

Warrants
The Company owns warrants to purchase common or preferred stock of private companies. These are valued based upon the use of an option pricing model and are classified as Level 3 within the fair value hierarchy. The significant input to the option pricing model is the volatilities of comparable companies.

Preferred stock and common stock of private companies
The Company owns preferred stock and common stock of private companies. Investments in private companies are measured at fair value using valuation techniques involving recent transaction prices, including prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy.

Hedge funds
Investments in hedge funds are measured at fair value based on the Company's pro rata interest in the net assets of each fund, the fair value of which is supplied by the fund's manager to the Company at least on a quarterly basis. The Company follows the NAV practical expedient provision which permits the measurement of fair value based on the net asset value of the underlying fund, without further adjustment, unless management deems such net asset value to not be representative of fair value.

Contingent consideration
Contingent consideration that meets the definition of a derivative and does not qualify for a scope exception in ASC 815 is recorded at fair value and subsequently adjusted to fair value each reporting period.

Notes Receivable from Employees

Notes receivable from employees represent loans to employees in anticipation of their continued employment in accordance with each specific agreement. Notes are sometimes collateralized by ownership units of Holdings, where such employees are also members of Holdings, and may be forgiven at some future date, typically ranging from two to five years. The loans provide for interest at a fair market rate. These forgivable notes are amortized over time, and the amortization is included in compensation expense. Accumulated amortization represents the cumulative amortization on loans outstanding at the balance sheet date. Accumulated

5

amortization in relation to a fully amortized loan is reversed out of the accumulated amortization balance as and when such loan is fully amortized. The Company establishes a bad debt reserve for notes receivable from employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note had been fully forgiven.

Notes receivable from employees also represents loans to employees that are due back to the Company at a specified future date per the loan agreement and are not forgivable.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and equipment.

Certain internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized on a straight-line basis over the shorter of the estimated useful life of the software or three years beginning when the software project is complete and the application is put into production.

Furniture and equipment are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable and it exceeds fair value.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the asset is less than its book value.

The Company completed its annual evaluation of goodwill as of December 31, 2017 and determined that no impairment charge was required. Subsequent to December 31, 2017, no events have occurred, or circumstances have changed that would indicate an impairment could exist.

Goodwill is related to the 2001 acquisition of MEDACorp, a division of the Company.

Payable to Broker-Dealers

Payable to broker-dealers includes amounts payable to other broker-dealers arising from unsettled equity underwriting transactions whereby the Company acted as the lead underwriter for the transaction. Such amounts are typically settled within ninety days following the closing of a corporate finance transaction.

Share-Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment as of the grant date. The fair value as of the grant date, or cost of the award, is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, referred to as the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If vesting is based solely on one or more service, market, or performance conditions, any previously recognized compensation cost is reversed if the award does not vest (that is, the requisite service is not rendered). This would include instances when previously issued awards are forfeited by the employee. Compensation expense is recognized pursuant to performance-based awards if it is probable that the performance condition will be achieved. Costs not paid to Holdings in exchange for the awards are recorded as capital contributions.

Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

Income Taxes

The Company is a limited liability company which is taxed as a partnership. The taxable income or loss of the Company is included in the federal and state income tax returns of the Company's individual members. As a partnership, a portion of the Company's earnings is subject to unincorporated business taxes related to conducting business in certain state and local jurisdictions. No income tax provision is required on the remaining earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its members.

The Company applies the provisions of ASC 740, *Income Taxes*, which clarifies the accounting and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. As of December 31, 2017, there was no impact to the Statement of Financial Condition related to accounting for uncertainty in income taxes.

Accounting Standards to be Adopted in Future Periods

Financial Instruments
In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-01, *Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities.* The guidance affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. The guidance is effective for the Company's fiscal year ending December 31, 2018. The Company is currently evaluating the potential impact of the new guidance on its Statement of Financial Condition and related disclosures.

Leases
In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. At inception, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the potential impact of the new guidance on its Statement of Financial Condition and related disclosures.

Restricted Cash
In November 2016, the FASB issued ASU 2016-18, *Restricted Cash,* to address the diversity that exists in the classification and presentation of changes in restricted cash and transfers between cash and restricted cash on the statement of cash flows. The amendment applies to all entities that report restricted cash or restricted cash equivalents and present a statement of cash flows. The new standard is effective for the Company's fiscal year ending December 31, 2018. Early adoption is permitted. The Company is currently evaluating the potential impact of this new guidance on its Statement of Financial Condition and related disclosures.

Goodwill
In January 2017, the FASB issued ASU No. 2017-04, *Goodwill and Other (Topic 350).* The new standard simplifies goodwill impairment testing. The guidance is effective for the Company's fiscal year ending December 31, 2020, and early adoption is permitted. The Company is currently evaluating the potential impact of the new guidance on its Statement of Financial Condition and related disclosures.

Stock Compensation
In May 2017, the FASB issued ASU No. 2017-09, *Compensation – Stock Compensation: Scope of Modification Accounting.* The guidance provides clarity and reduces diversity in practice and cost and complexity when accounting for a change to the terms or conditions of a share-based payment award. The guidance is effective for the Company's fiscal year ending December 31,

2019, and early adoption is permitted. The Company is currently evaluating the potential impact of the new guidance on its Statement of Financial Condition and related disclosures.

Adopted Accounting Standard

Stock Compensation
In March 2016, the FASB issued ASU No. 2016-09, *Improvements to Employee Share-Based Payment Accounting.* This standard simplifies the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification within the statement of cash flows. The Company adopted this standard for the Company's fiscal year ending December 31, 2017, and the adoption did not have a material effect on the Statement of Financial Condition and related disclosures.

3. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Market risk
The Company's revenues are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole. Fluctuations also occur due to the change in the fair value of the marketable securities owned by the Company.

Credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and investment companies. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established and reputable financial institutions. Counterparty exposure is monitored on a regular basis.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company outsources a portion of its critical business functions to third party firms. Accordingly, the Company negotiates its agreements with these firms with attention focused not only on the delivery of core services but also on the safeguards afforded by back-up systems and disaster recovery capabilities.

Liquidity risk
The Company's non-marketable securities include investments in hedge funds and companies that are privately held. As a result, there is no readily available market for the Company's interests in such funds and companies, and those interests may be subject to legal restrictions on

transfer. Therefore, there is no assurance that the Company is able to realize liquidity for such investments in a timely manner, if at all.

Cyber-security risk
Cyber-security risk is the risk that the Company's computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. To mitigate the risks related to cyber-attacks on our critical data, the Company takes protective measures and devotes significant resources to maintaining and upgrading its systems and networks. Such measures include intrusion and detection prevention systems, monitoring firewalls to safeguard critical business applications, monitoring third-parties that the Company does business with and employee training.

4. Receivable from and Deposit with Clearing Broker

Receivable from and deposit with clearing broker is comprised of amounts receivable or payable for unsettled transactions, presented net, as well as a minimum deposit. As part of the Company's clearing agreement with Pershing LLC, a minimum deposit of $250,000 is to be maintained at all times. The minimum deposit balance held at Pershing LLC is subject to withdrawal restrictions such that the Company would be prohibited from doing business with Pershing LLC if the minimum cash balance on deposit is not maintained.

5. Notes Receivable from Employees

The Company holds notes receivable from employees that are forgivable at a future date. The outstanding notes receivable balance for the forgivable loans, including accrued interest, was $3,021,641 as of December 31, 2017 and is included in Notes receivable from employees in the Statement of Financial Condition. The accumulated amortization balance as of December 31, 2017 was $6,455,984.

In 2015, the Company entered into a promissory note with an employee. The principal amount of the note was $1,412,600, with an interest rate of 1.77%, due in four consecutive annual equal installments commencing on March 31, 2017. All outstanding principal and interest will be due on March 31, 2020. As of December 31, 2017, the outstanding note receivable, including accrued interest, was $1,073,511 which is included in Notes receivable from employees in the Statement of Financial Condition.

6. Fair Value Measurements

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis, excluding investments at fair value based on net asset value of $33,900 as of December 31, 2017, and their assigned levels within the valuation hierarchy at December 31, 2017:

Leerink Partners LLC
Notes to Statement of Financial Condition
December 31, 2017

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Marketable securities owned:				
Mutual Funds and Common Stock	$18,918,091	-	-	$18,918,091
Total Marketable securities owned	$18,918,091	-	-	$18,918,091
Non-marketable securities owned:				
Preferred and Common Stock	-	-	$1,610,000	$1,610,000
Warrants	-	-	706,600	706,600
Contingent Consideration	-	-	600,000	600,000
Total Non-marketable securities owned	-	-	$2,916,600	$2,916,600
Total assets in the fair value hierarchy	$18,918,091	-	$2,916,600	$21,834,691

Transfers in and/or out of Levels
There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2017. The Company's policy is to transfer assets between Levels using the carrying value at the beginning of the year.

Level 3 fair value measurements
The following table shows a reconciliation of the beginning and ending fair value measurements of securities that are valued on a recurring basis and classified as Level 3 for the year ended December 31, 2017:

	Preferred and Common Stock, Contingent Consideration and Warrants
Beginning balance	$2,530,102
Sales	(528,434)
Unrealized gains	401,196
Realized gains	513,736
Ending balance	$2,916,600

Leerink Partners LLC
Notes to Statement of Financial Condition
December 31, 2017

Quantitative information about significant unobservable inputs used in Level 3 fair value measurements

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for our financial assets measured at fair value on a recurring basis with a significant Level 3 balance.

Financial Instruments Owned	Fair Value	Valuation Technique	Significant Unobservable Input(s)	Input/Range	Weighted Average
Preferred and common stock	$1,610,000	Market approach	Equity adjustment for events	0%-30%	
			Discount for lack of marketability	0%-30%	
			Volatility (Company)	60%-100%	
			Volatility (Securities Held)	115%	
			Expected term to liquidity	3-5 years	4 years
			Price per share	$820	
Warrants	$706,600	Market approach	Equity adjustment for events	0%-90%	45%
			Discount for lack of marketability	0%-30%	
			Volatility (Company)	64%-100%	
			Volatility (Securities Held)	55%-145%	
			Expected remaining term	1-6 years	
			Expected term to liquidity	3-5 years	4 years
			Price per share	$0.19	
Contingent consideration	$600,000	Income approach	Probability of achievement	5%-80%	32%
			Discount rate	3%-4%	4%
			Expected achievement date	2-9 years	5 years

Sensitivity of fair values to changes in significant unobservable inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a significant increase (decrease) in the recent transaction price of the preferred or common stock or the fair value of the hedge funds would result in a significant higher (lower) fair value measurement.

Fair value of other financial instruments

The fair values of the Company's other assets and liabilities which qualify as financial instruments approximate the carrying amounts presented on the Statement of Financial Condition.

7. Furniture and Equipment

As of December 31, 2017, furniture and equipment, net, consists of the following:

	Estimated Useful Life	Amount
Furniture	Three to Seven Years	$1,562,286
Machinery, equipment and software	Three to Five Years	6,401,249
		7,963,535
Less: accumulated depreciation		(5,106,292)
		$2,857,243

During the year ended December 31, 2017, the Company determined that certain capital assets with a historical cost of $165,103 and no remaining net book value were no longer in use or were obsolete.

8. Employee Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

The Company's employees participate in share-based compensation plans sponsored by Holdings and Leerink Swann Massachusetts Business Trust (the holder of the majority of the voting units of Holdings) under which they are eligible to receive restricted shares of Holdings' Class C units. The fair value of the Class C units is derived using a combination of widely accepted valuation approaches, including the market approach and discounted cash flow methods, as determined by a nationally recognized independent valuation firm. The fair value of the Class C units is approved by the Board of Managers of Holdings. The Company recognizes an expense for awards granted under these plans on a straight-line basis over the vesting period of up to five years. Compensation awards are granted in accordance with the Company's Restricted Unit Plan whereby Class C units of Holdings are granted to the Company's employees and members based upon the fair value at the date of grant.

Defined Contribution Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company may make a contribution out of available profits. As of December 31, 2017, the liability accrued for the profit sharing plan contribution was $290,340.

Deferred Compensation Plan

The Company maintains a deferred compensation plan (the "Plan"). This is a non-qualified plan under Internal Revenue Code Section 409A. The Plan requires employees who exceed certain compensation levels to defer a portion of their compensation into the Plan which vests over five years. The Plan was unfunded by the Company as of December 31, 2017.

9. Commitments and Contingencies

Leases
Holdings leases office facilities and the Company leases equipment under various non-cancelable operating leases. The leases for the office space require minimum annual rental payments and clauses for operating cost adjustments.

Future minimum aggregate annual equipment rental commitments under these non-cancelable lease agreements, expiring through 2021, are as follows:

Year Ending December 31,

2018	$219,256
2019	216,698
2020	200,538
2021	126,953
	$763,445

Revolving Note and Cash Subordination Agreement
In 2017, the Company renewed the $5,000,000 revolving note and cash subordination agreement with Pershing LLC. The agreement has a credit period of one year, expiring in December 2018 and a scheduled maturity date of December 2019 on any outstanding advances. Interest payments are based on the higher of the Prime Rate or the Fed Funds Effective Rate, plus 5%. The Company also pays an annual facility fee of 1.5% of $5,000,000 to Pershing LLC As of, and during the year ended, December 31, 2017, there were no borrowings on the revolving note and cash subordination agreement.

Other Contingencies
The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. The Company is also involved in a number of ongoing examinations and regulatory reviews. Although the liability associated with these matters, if any, cannot be quantified at this time, it is management's belief, after consultation with counsel, that the amount of such liability is unlikely to have a material impact on the Company's financial position or results of operations.

10. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, SEC Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate

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Leerink Partners LLC
Notes to Statement of Financial Condition
December 31, 2017

indebtedness to net capital, both as defined, should not exceed 15 to 1. Under the basic method permitted by the Rule, the Company is required to maintain minimum net capital, as defined, equivalent to the greater of $1,000,000 or 6-2/3% of aggregate indebtedness. The Company is not permitted to withdraw equity if certain minimum net capital requirements, as defined, are not met. At December 31, 2017, the Company had net capital of $143,497,932, which was $139,392,671 in excess of its required net capital of $4,105,261. The Company's net capital ratio was 0.43 to 1 at December 31, 2017.

11. Related Parties

Amounts receivable and payable between the Company and its affiliates arise primarily from the receipts and payments of cash on behalf of Holdings and Leerink Capital Partners LLC ("Capital Partners"), a wholly-owned subsidiary of Holdings.

Amounts receivable from Capital Partners are $31,676 and amounts payable to Holdings are $56,303, as of December 31, 2017.

During the year ended December 31, 2017, the Company made payments of $125,750 in the normal course of business to entities in which the Company's Chief Executive Officer has an ownership interest.

During the year ended December 31, 2017, the Company made equity distributions of $13,131,313 to Holdings and Special Holdings.

12. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's Statement of Financial Condition through the date the Company's Statement of Financial Condition were issued. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's Statement of Financial Condition other than those listed below.

For the period from January 1, 2018 through February 26, 2018, the Company distributed $4,000,000 to Holdings and Special Holdings.

On February 16, 2018, the Company's management revised the incentive compensation bonus pool, resulting in an increase of $605,000.